Issuer Free Writing Prospectus
File pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated August 4, 2008

(Related to the Pricing Supplement No. 2008-MTNDD139, Subject to Completion, Dated August 4, 2008)

Principal Protected Fixed Coupon Notes Based Upon a Basket of Currencies Due August 2013

Issuer:	Citigroup Funding Inc.
Security:	Principal Protected Fixed Coupon Notes Based Upon a Basket of Currencies Due August 2013
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA-(Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	August , 2008
Issue Date:	August , 2008
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately five years after the Issue Date
Interest:	The Notes will bear interest at the rate of approximately 3.80% to 4.20% per annum (to be determined on the Pricing Date) of the principal amount of the Notes, payable annually on the day of each August, beginning on August , 2009 and ending on the Maturity Date.
Price to Public:	Variable, at prevailing market prices or at prices otherwise negotiated.
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount, which may be positive or zero.
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be negative.
Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	50% for each of the Basket Currencies.
Basket Currencies:	The Russian ruble and the Indian rupee
Starting Exchange Rate:	Each of the USDRUB and USDINR Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USDRUB and USDINR Exchange Rates on the Valuation Date
Participation Rate:	Approximately 180% to 220% (to be determined on the Pricing Date).
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.
Sales Commission Earned:	US$30.00 per Note for each Note sold by a Smith Barney Financial Advisor
Sales Concession Granted:	Not to exceed US$30.00 per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets

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Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

USDRUB Exchange Rate:	The U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA,” or any substitute page, on any relevant date.
USDINR Exchange Rate:	The U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “RBIB,” or any substitute page, on any relevant date.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
CUSIP:

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal Protected Fixed Coupon Notes Based upon a Basket of Currencies Due August 2013 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. Additionally, the Notes bear interest at the rate of approximately 3.80% to 4.20% per annum (to be determined on the Pricing Date) of the principal amount of the Notes, payable annually on the      day of each August, beginning on August     , 2009 and ending on the Maturity Date.

At maturity, the Notes will pay an amount that is based upon the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average of the weighted percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Russian ruble and the Indian rupee (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar without substantial risk to their initial investment.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately five years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average weighted percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date. The Participation Rate is expected to be approximately 180% to 220% (to be determined on the Pricing Date).

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDRUB Exchange Rate has increased from 1.00 to 2.00, it means the value of one Russian ruble (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased. Increases in the values of the Basket Currencies relative to the U.S. dollar may lead to a higher return on your Notes, while decreases in the values of the Basket Currencies may lead to a lower, or even zero, return on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) the principal amount of Notes held at maturity, (2) the Basket Return Percentage, and (3) the Participation Rate. Because the Notes are principal protected if held to maturity, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket currencies relative to the U.S. dollar, as measured by the relevant Exchange Rate.

Type of Investor

These Notes may be an appropriate investment for investors who require regular fixed income payments since the Notes bear interest at the rate of approximately 3.80% to 4.20% per annum (to be determined on the Pricing Date), payable annually on the      day of each August, beginning on August     , 2009 and ending on the Maturity Date. These Notes may also be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency basket-linked investments on a principal protected basis.

■	Investors expecting appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency basket-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Benefits of the Notes

■	Fixed Income

The Notes will pay interest at the rate of approximately 3.80% to 4.20% per annum (to be determined on the Pricing Date), payable annually on the      day of each August, beginning on August     , 2009 and ending on the Maturity Date.

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies. If the Basket Return Percentage is greater than zero, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes and due to the Participation Rate, the return on the Notes will be approximately 180% to 220% (to be determined on the Pricing Date) of the return on an instrument directly linked to the Basket Currencies. However, if the Basket Return Percentage is less than or equal to zero, the payment you receive at maturity will equal only the amount of your initial investment in the Notes.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Russian ruble or the Indian rupee.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Your Return on the Notes May be Limited to the Interest Payable on the Notes

The interest payable on the Notes will equal approximately 3.80% to 4.20% per annum (to be determined on the Pricing Date). If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes. In this case, your return on the Notes will be limited to approximately 3.80% to 4.20% per annum (to be determined on the Pricing Date).

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one or more currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of one or more of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The interest payable on the Notes will equal approximately 3.80% to 4.20% per annum (to be determined on the Pricing Date). As a result, if the Basket Return Percentage is less than       %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Russian ruble and the Indian rupee (collectively, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Russian ruble, in the case of the USDRUB Exchange Rate and the U.S. dollar and the Indian rupee, in the case of the USDINR Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDRUB Exchange Rate has increased from 1.00 to 2.00, it means the value of one Russian ruble (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Russian ruble is the official currency of the Russian Federation.

The Indian rupee is the official currency of the Republic of India.

We have obtained all information in this offering summary relating to the Russian ruble, the Indian rupee and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, as reported by Reuters. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USDRUB Exchange Rate		USDINR Exchange Rate
	High	Low	High	Low
2003
Quarter
First	31.9550	31.3722	48.01	47.47
Second	31.2865	30.3215	47.47	46.40
Third	30.7254	30.2428	46.44	45.70
Fourth	30.5212	29.2390	45.93	45.22
2004
Quarter
First	29.2425	28.4375	45.64	43.60
Second	29.0825	28.5075	46.25	43.54
Third	29.2755	28.9900	46.47	45.67
Fourth	29.2210	27.7200	45.90	43.46
2005
Quarter
First	28.1950	27.4487	43.93	43.42
Second	28.6800	27.7080	43.83	43.29
Third	28.8312	28.1600	44.15	43.18
Fourth	28.9814	28.4295	46.31	44.13
2006
Quarter
First	28.7414	27.6651	45.09	44.12
Second	27.7165	26.7316	46.39	44.60
Third	27.0500	26.6660	47.00	45.77
Fourth	26.9846	26.1735	45.97	44.26
2007
Quarter
First	26.6019	25.9736	44.68	43.05
Second	26.0408	25.6837	43.29	40.49
Third	25.8933	24.8595	41.35	39.69
Fourth	25.0523	24.2875	39.90	39.25
2008
Quarter
First	24.8025	23.4875	40.77	39.27
Second	23.8867	23.3258	43.15	39.89
Third (through August 1)	23.5632	23.0890	43.37	41.96

The USDRUB Exchange Rate appearing on Reuters Page “EMTA” on August 1, 2008 was 23.4657.

The USDINR Exchange Rate appearing on Reuters Page “RBIB” on August 1, 2008 was 42.37.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: August 26, 2008

■	Issue Date: August 29, 2008

■	Maturity Date: August 29, 2013

■	Principal amount: US$1,000 per Note

■	Interest: 3.80% per annum (or US$38 per Note per annum).

■	Starting Exchange Rate of the USDRUB Exchange Rate: 23.3000

■	Starting Exchange Rate of the USDINR Exchange Rate: 41.90

■	Participation Rate: 180%

■	Allocation Percentage: 50% for each of the Russian ruble and the Indian rupee.

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of the each Basket Currency and the Participation Rate and the Allocation Percentage.

	Hypothetical Ending Exchange Rate		Hypothetical Weighted Currency Return(1)		Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount(3)	Hypothetical Maturity Payment (per US$1,000 Note)(4)	Hypothetical Note Return Percentage (per annum)(5)
Example	USD RUB	USD INR	USD RUB	USD INR
1	26.6019	44.68	-7.086%	-3.317%	-10.403%	$0.00	$1,000.00	3.80%
2	25.8933	44.15	-5.565%	-2.685%	-8.250%	$0.00	$1,000.00	3.80%
3	25.0523	39.25	-3.760%	3.162%	-0.598%	$0.00	$1,000.00	3.80%
4	23.5165	41.30	-0.465%	0.721%	0.257%	$4.62	$1,004.62	3.89%
5	22.7203	41.37	1.244%	0.638%	1.882%	$33.88	$1,033.88	4.48%
6	23.8018	36.86	-1.077%	6.017%	4.940%	$88.93	$1,088.93	5.58%
7	22.1362	37.35	2.497%	5.436%	7.933%	$142.79	$1,142.79	6.66%
8	24.5650	31.39	-2.715%	12.542%	9.827%	$176.89	$1,176.89	7.34%
9	20.3736	35.72	6.280%	7.374%	13.653%	$245.76	$1,245.76	8.72%
10	20.3355	31.21	6.362%	12.757%	19.118%	$344.13	$1,344.13	10.68%

(1)	Hypothetical Weighted Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 50%
(2)	Hypothetical Basket Return Percentage = Sum of Weighted Currency Returns for USDRUB and USDINR.
(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage x 180%) and US $0.
(4)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount
(5)	Hypothetical Note Return % per Annum includes interest payable per annum and the Hypothetical Basket Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of         % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes, including the annual coupon payments. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If, during any taxable year, you receive actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Reuters Page “EMTA” or “RBIB,” as applicable, or any substitute pages thereto, the Calculation Agent may determine the relevant exchange rates in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes–Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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